Corporate Office:

25 St. James’s Street

London, SW1A 1HA United Kingdom

August 3, 2020

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christine Dietz, Senior Staff Accountant

Eiko Yaoita Pyles, Staff Accountant

Re:	CNH Industrial N.V.

Form 20-F for the Fiscal Year Ended December 31, 2019

Filed March 3, 2020

File No. 001-36085

Ladies and Gentlemen:

CNH Industrial N.V. (the “Company”) has received a comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, dated July 29, 2020 (the “Comment Letter”). The Comment Letter relates to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed on March 3, 2020 (the “Form 20-F”). On behalf of the Company, I wish to thank you and the other members of the Staff for taking the time to review the Form 20-F.

The Company notes that the Staff has requested that the Company provide a response to the Comment Letter within ten business days from the date of the Comment Letter. The Company has begun its review of the Staff’s comments and is in the process of preparing responses to these comments. In light of other commitments and staffing issues during the summer period (exacerbated by COVID-19 working conditions), the Company does not believe that it will be able to respond properly to the Staff’s comments within the ten business day period requested. The Company would like to request an extension of the Staff’s deadline and submit its response to the Staff’s comments by August 26, 2020, i.e., an additional ten business days from the Staff’s original deadline. We appreciate the staff’s accommodation in this regard.

Thank you again for your time. Please feel free to contact me at +39 335 828 3371 or by email (oddone.incisa@cnhind.com) or Scott D. Miller of Sullivan & Cromwell LLP at (212) 558-3109 or by email (millersc@sullcrom.com) with any questions you may have.

Sincerely,

/s/ Oddone Incisa
Oddone Incisa
Chief Financial Officer CNH Industrial N.V.

cc:	Roberto Russo

Monica Ciceri

Michael P. Going

(CNH Industrial N.V.)

Scott Miller

(Sullivan & Cromwell LLP)